SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2019

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     T              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____          No    T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding resignation of director and chief financial officer of China Petroleum & Chemical Corporation (the “Registrant”); and

2.          A copy of list of directors and their roles and function of the Registrant;

Each made by the Registrant on December 9, 2019.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Resignation of Director and Chief Financial Officer

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the “Company”) announces that due to change of working arrangement, on 9 December 2019, Mr. Liu Zhongyun tendered his resignation to the Board as executive director, member of Strategy Committee of the Board and Senior Vice President of Sinopec Corp., and Mr. Wang Dehua tendered his resignation as the Chief Financial Officer of Sinopec Corp. (the "Resignation").

Mr. Liu Zhongyun and Mr. Wang Dehua have confirmed that they have no disagreement with the Board and there are no other matters relating to the Resignation that need to be brought to the attention of shareholders of Sinopec Corp.

Mr. Liu Zhongyun and Mr. Wang Dehua are diligent and responsible during their tenure. The Board would like to express its gratitude to Mr. Liu Zhongyun and Mr. Wang Dehua for their hard working and contributions to the Company.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
9 December 2019

As of the date of this announcement, directors of the Company are: Dai Houliang*, Ma Yongsheng#, Li Yunpeng*, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Executive Directors
•	Ma Yongsheng
•	Ling Yiqun

Non–Executive Directors
•	Dai Houliang (Chairman)
•	Li Yunpeng
•	Yu Baocai
•	Li Yong

Independent Non–Executive Directors
•	Tang Min
•	Fan Gang
•	Cai Hongbin
•	Ng, Kar Ling Johnny

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.
Strategy Committee

Function	Name
Chairman	Dai Houliang
Member	Ma Yongsheng
Ling Yiqun
Fan Gang
Cai Hongbin

Audit Committee

Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Tang Min
Cai Hongbin

Remuneration and Appraisal Committee

Function	Name
Chairman	Fan Gang
Member	Li Yunpeng
Ng, Kar Ling Johnny

Nomination Committee

Function	Name
Chairman	Dai Houliang
Member	Tang Min
Ng, Kar Ling Johnny

Social Responsibility Management Committee

Function	Name
Chairman	Dai Houliang
Member	Tang Min
Fan Gang

Beijing, 9 December 2019
As of the date of this announcement, directors of the Company are: Dai Houliang*, Ma Yongsheng #, Li Yunpeng*, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: December 9, 2019